UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Hallador Petroleum Company
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(Name of Issuer)

Common Stock, $0.01 par value
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(Title of Class of Securities)

406092205
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(CUSIP Number)

with a copy to:

David C. Kuehl
c/o Lubar Equity Fund, LLC
700 North Water Street, Suite 1200
Milwaukee, Wisconsin 53202
(414) 291-9000

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(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 24, 2008
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.406092205

1.	Names of Reporting Person Lubar Equity Fund, LLC I.R.S. Identification Nos. of Above Person (Entities Only) 37-1501575
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Wisconsin

NUMBER OF	7.	Sole Voting Power 2,038,685 (See Item 5)
SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 0 (See Item 5)
EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 2,038,685 (See Item 5)
	10.	Shared Dispositive Power 0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,038,685 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Item 5)	[ ]
13.	Percent of Class Represented by Amount in Row (11) 9.1% (See Item 5)
14.	Type of Reporting Person OO

Item 1.   Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share ("Issuer Common Stock"), of Hallador Petroleum Company, a Colorado corporation (the "Issuer").  The address of the principal executive office of the Issuer is 1660 Lincoln Street, Suite 2700, Denver, Colorado 80264.

Item 2.   Identity and Background

(a) – (c) and (f)

This Schedule 13D is filed on behalf of Lubar Equity Fund, LLC, a Wisconsin limited liability company (the "Company").  The business address of the Company is 700 North Water Street, Suite 1200, Milwaukee, Wisconsin 53202.

(d) and (e)

During the last five years, the Company has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Prior to July 2008, the Company had purchased an aggregate of 1,493,018 shares of Issuer Common Stock.  Such shares were purchased from the Issuer in private placements or from shareholders of the Issuer in private transactions, for cash obtained from working capital of the Company.

In July 2008, the Company purchased an additional 545,667 shares of Issuer Common Stock.  Such shares were purchased from the Issuer in a private placement, for cash obtained from working capital of the Company.

Item 4.  Purpose of Transaction

The Company has been a long-time investor in the Issuer, with its investment in the Issuer having been acquired, and continuing to be acquired, for investment purposes.

On July 24, 2008, Mr. Sheldon B. Lubar, the Chairman of Lubar & Co., Incorporated, which manages the Company, was elected to the Issuer's Board of Directors.  Mr. Lubar did not solicit a seat on the Issuer's board, but accepted when offered a board position.

The Company does not have any plans or proposals relating to any matter described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

The Company beneficially owns 2,038,685 shares of Issuer Common Stock, representing 9.1% of the outstanding shares of Issuer Common Stock (based on 22,446,028 shares of Issuer Common Stock outstanding on November 12, 2008, as disclosed by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2008).

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2009	LUBAR EQUITY FUND, LLC By Lubar & Co., Incorporated, Manager BY /s/ David J. Lubar David J. Lubar, President